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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC MAIL PROCESSING
Received
FEB 27 2018

SEC FILE NUMBER
8- 30977

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/2017 (MM/DD/YY) AND ENDING 12/31/2017 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: FIRST SECURITIES NORTHWEST, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

18824 SE MILDRED STREET
(No. and Street)

MILWAUKIE (City) OREGON 97267 (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

BEN JOHNSON 503/723-4404
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

DUANE LIEBSWAGER, CPA., PC
(Name – *if individual, state last, first, middle name*)

15405 SW 116TH AVENUE, SUITE 112 KING CITY, OREGON 97224
(Address) (City) (State) (Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

DM

OATH OR AFFIRMATION

I, BEN JOHNSON, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of FIRST SECURITIES NORTHWEST, INC., as of DECEMBER 31, 20 17, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

[signature]
Signature

PRESIDENT
Title

[signature]
Notary Public

OFFICIAL STAMP
DARCIE DAWN HORDOFA
NOTARY PUBLIC - OREGON
COMMISSION NO. 957686
MY COMMISSION EXPIRES JANUARY 03, 2021

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [x] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

SEC MAIL PROCESSING
Received

FEB 27 2018

WASH, D.C.

FIRST SECURITIES NORTHWEST, INC.

Annual Audited Report

December 31, 2017

DUANE LIEBSWAGER, C.P.A., PC
CERTIFIED PUBLIC ACCOUNTANT
15405 S.W. 116TH AVENUE
SUITE 112
KING CITY, OREGON 97224
503/624-0940

TO BE COMPLETED WITH THE ANNUAL AUDIT REPORT ONLY:

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report

DUANE LIEBSWAGER, CPA., PC

NAME (If individual, state last, first, middle name)

70

ADDRESS

15405 SW 116TH AVENUE, SUITE 112 KING CITY, OREGON 97224

71	72	73	74
Number and Street	City	State	Zip Code

CHECK ONE

- [X] Certified Public Accountant 75
- [ ] Public Accountant 76
- [ ] Accountant not resident in United States or any of its possessions 77

FOR SEC USE

DO NOT WRITE UNDER THIS LINE . . . FOR SEC USE ONLY

WORK LOCATION	REPORT DATE MM/DD/YY	DOC. SEQ. NO.	CARD				
50	51	52	53				

CONTENTS

Duane Liebswager, CPA P.C.
Certified Public Accountant

15405 SW 116th Avenue, Suite 112
King City, OR 97224

Duane G. Liebswager

Report of Independent Registered Public Accounting Firm

To the shareholders and the board of directors
First Securities Northwest, Inc.

Opinion of the Financial Statements

I have audited the accompanying statement of financial condition of First Securities Northwest, Inc. as of December 31, 2017, and the related statement of income, changes in stockholder's equity, and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements. In my opinion, the financial statements referred to above present fairly, in all material respects, the financial condition of First Securities Northwest, Inc. as of December 31, 2017, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of First Securities Northwest, Inc.'s management. My responsibility is to express an opinion on First Securities Northwest, Inc.'s financial statements based on my audit. I am a public accounting firm registered with the Public Company Accounting Oversight Board (United States)("PCAOB") and am required to be independent with respect to First Securities Northwest, Inc. in accordance with U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

I conducted my audit in accordance with the standards of the Public Company Accounting Oversight Board. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. My audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks.

Phone 503/624-0940 ~ FAX 503/684-8104 ~ Oregon Watts 1/800/338-7975

Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. My audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. I believe that my audit provides a reasonable basis for my opinion.

Supplemental Information

The supplemental schedule of computation of net capital under Rule 15c3-1 has been subjected to audit procedures performed in conjunction with the audit of First Securities Northwest, Inc.'s financial statements. The supplementary information is the responsibility of management and was derived from, and relates directly to, the underlying accounting and other records used to prepare the financial statements. My audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming my opinion on the supplemental information, I evaluated whether the schedule of computation of net capital, including its form and content, is presented in conformity with Rule 15c3-1 of the Securities Exchange Act of 1934. In my opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Duane Liebswager CPA P.C.

Duane Liebswager, C.P.A., PC
Certified Public Accountant

I have served as First Securities Northwest, Inc.'s auditor since 2009.

Portland, Oregon

February 19, 2018

FIRST SECURITIES NORTHWEST, INC.
STATEMENT OF FINANCIAL CONDITION
December 31, 2017

	2016
ASSETS	
Cash	$ 32,986
Receivables, inventory positions at clearing corporation	0
Deposits with clearing organizations	50,068
Furniture, equipment at cost - net of accumulated depreciation of $48,192	0
Prepaid expenses	7,135
Deferred tax benefit	105,499
TOTAL ASSETS	$195,688

LIABILITIES AND STOCKHOLDER'S EQUITY

Accounts payable and accrued liabilities	$ 8,051
Payables, inventory positions at clearing corporation	0
TOTAL LIABILITIES	8,051
STOCKHOLDER'S EQUITY	
Common stock, no par value, 1,000 shares authorized and issued	11,500
Additional paid-in capital	512,280
Retained earnings	(336,143)
Total stockholder's equity	187,637
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$195,688

See accompanying notes and accountant's audit report.

FIRST SECURITIES NORTHWEST, INC.
STATEMENT OF INCOME
For the Year Ended December 31, 2017

	2017
REVENUES	
Commissions	$116,528
Net dealer inventory and investment gains (losses)	0
Sale of investment company shares	99
Interest	48
Total revenue	116,675
EXPENSES	
Employee compensation and taxes	47,310
Commissions and floor brokerage	12,070
Regulatory fees and assessments	10,067
Communications	4,743
Occupancy and equipment rents	9,000
Professional fees	11,400
Other expenses	7,992
Depreciation	0
Total expenses	102,582
INCOME BEFORE INCOME TAXES	14,093
INCOME TAXES	17,252
NET INCOME	$ 31,345

See accompanying notes and accountant's audit report.

FIRST SECURITIES NORTHWEST, INC.
STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
For the Year Ended December 31, 2017

Common Stock	Shares	Amount	Paid-In Capital	Retained Earnings	Total
Balance at December 31, 2016	1000	$11,500	$512,280	($367,488)	$156,292
Net income for the year				31,345	31,345
Balance at December 31, 2017	1000	$11,500	$512,280	($336,143)	$187,637

See accompanying notes and accountant's audit report.

FIRST SECURITIES NORTHWEST, INC.
STATEMENT OF CASH FLOWS
For the Year Ended December 31, 2017

	2017
Increase (Decrease) in Cash and Cash Equivalents:	
Cash flows from operating activities:	
Cash received from operations	$116,528
Cash paid to employees and suppliers	(99,251)
Interest received	48
Interest paid	(0)
Income taxes (paid) received	(150)
Net cash provided by operating activities	17,175
Cash flows from financing activities:	
Bank overdraft	0
Paid-in capital	0
Net cash used by financing activities	0
Net increase in cash and cash equivalents	17,175
Cash and cash equivalents at beginning of year	15,811
Cash and cash equivalents at end of year	$ 32,986

Reconciliation of net income to net cash provided by operating activities:

Net income	$ 31,345
Adjustments to reconcile net loss to net cash used in operating activities:	
Amortization and depreciation	0
Change in assets and liabilities:	
Receivables and deposits withdrawals with clearing organizations	(48)
Deferred tax benefits, prepaid expenses	(17,122)
Accounts payable	3,000
Total adjustments	(14,170)
Net cash provided operating activities	$ 17,175

Disclosure of accounting policy:
For purposes of the statement of cash flows, the Company considers cash on hand and cash in bank to be cash equivalents.

See accompanying notes and accountant's audit report.

FIRST SECURITIES NORTHWEST, INC.
NOTES TO FINANCIAL STATEMENTS
December 31, 2017

NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Date of Management's Review - Management has evaluated subsequent events through February 19, 2018, the date on which the financial statements were available to be issued.

The Company is an Oregon corporation and a registered broker-dealer in securities under the Securities and Exchange Act of 1934, as amended. The Company renders broker-dealer services in securities on both an agency and principal basis to its customers who are fully introduced to Hilltop Securities. The Company is exempt from the reserve requirements under SEC Rule 15c3-3(k)(2)(ii), since it does not handle or carry customer securities and cash.

A summary of the Company's significant accounting policies consistently applied in the preparation of the accompanying financial statements follows:

1. <u>Revenue Recognition</u>

Security transactions and related revenue are recorded on a trade date basis, as if they had settled.

2. <u>Securities Valuation</u>

Marketable securities owned are stated at market value with changes in value reflected currently in the results of financial statements for the year.

3. <u>Receivables</u>

Receivables from brokers or dealers consist of commissions receivable and are considered fully collectible.

Receivables from non-customers consist of balances due for services rendered and are considered collectible by management.

4. <u>Income Taxes</u>

Effective January 1996, the Company elected to be taxed as a "C" Corporation. Deferred tax benefits are recognized for operating losses that are available to offset future federal and state income taxes.

FIRST SECURITIES NORTHWEST, INC.
NOTES TO FINANCIAL STATEMENTS
December 31, 2017

NOTE A - SUMMARY OF SIFNIFICANT ACCOUNTING POLICIES (CONTINUED)

4. Income Taxes continued

The Company is no longer subject to federal or state examinations by taxing authorities for years before 2014, generally for three years after they were filed.

5. Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

6. Property and Equipment

Property and equipment are carried at cost. Depreciation is provided using straight-line method for financial reporting purposes using estimated useful life of five to seven years. Depreciation expense amounted to 0 for calendar year ending December 31, 2017.

NOTE B - LEASES

The Company is currently on a month to month lease for its current location with a thirty day written notice to terminate.

Lease expense amounted to $9,000 for the calendar year ending December 31,2017.

NOTE C - COMMON STOCK

The Company was incorporated under the laws of the State of Oregon. In conjunction with the incorporation, the Board of Directors authorized the issuance of 1,000 shares of no par value common stock, all of which are outstanding at December 31, 2017.

FIRST SECURITIES NORTHWEST, INC.
NOTES TO FINANCIAL STATEMENTS
December 31, 2017

NOTE D - NET CAPITAL REQUIREMENTS

The Company is subject to the net capital rule (Rule 15c3-1) of the Securities and Exchange Commission. This rule prohibits the Company from engaging in any securities transaction at a time when its "aggregate indebtedness" exceeds fifteen times its "net Capital" as those terms are defined by the rule. At December 31, 2017, the Company's net capital and required net capital, as defined, were $75,003 and $5,000 respectively, and its ratio of aggregate indebtedness to net capital was .107 to 1.

NOTE E - INCOME TAXES

Components

The provisions for income taxes consist of the following components:

Current	$ 0
Deferred benefit, (Expense)	0
Effect of change and enacted tax rates	17,252
	$17,252

The Company changed its previous deferred tax valuation allowance of $3,100 to zero based on a change in its estimate of future utilization of net operating loss carryforwards.

The Company has a Federal net operating loss carryforward of $356,660 and a state loss of $463,641 that may be offset against future taxable income. If not used, the carryforwards will begin to expire in the year 2028. The tax rates used to calculate the deferred tax benefit was 21% for federal and 6.6% for the state.

NOTE F - CONCENTRATION OF CREDIT RISK

The Company maintains cash balances at one financial institution located in Portland, Oregon. Accounts are insured by the Federal Deposit Insurance Corporation up to $250,000. At December 31, 2017 the Company's uninsured cash balance was $.00.

NOTE G - COMMITMENTS AND CONTINGENT LIABILITIES

The Company does not have any commitments or contingent liabilities other than those stated in these financial statements.

SUPPLEMENTARY INFORMATION

PURSUANT TO RULE 17A-5 OF THE

SECURITIES EXCHANGE ACT OF 1934

FIRST SECURITIES NORTHWEST, INC.
SCHEDULE 1

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT - PART IIA FORM X-17A-5 THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION

COMPUTATION OF NET CAPITAL
For Year Ended December 31, 2017

	2017
Stockholder's equity from statement of financial condition	$187,637
Deduct equity not allowable for net capital	0
Stockholder's equity qualified for net capital	187,637
Deductions and/or charges	
Non-allowable assets:	
Prepaid expenses & deferred tax benefit	(112,634)
Net Capital before haircuts	75,003
Haircut on other securities	0
Net Capital	$ 75,003
Computation of net capital requirement	
Minimum net capital required	$ 537
Minimum dollar net capital requirement	$ 5,000
Excess net capital	$ 70,003
Excess net capital at 1000%	$ 69,003
Aggregate Indebtedness	
Items included from statement of financial condition:	
Accounts payable and accrued liabilities	$ 8,051
Total aggregate indebtedness	$ 8,051
Ratio: Aggregate indebtedness to net capital	.107 to 1.

FIRST SECURITIES NORTHWEST, INC.
SCHEDULE 2

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT - PART IIA FORM X-171-5 THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION

RECONCILIATION OF COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
For Year Ended December 31, 2017

	2017
NET CAPITAL	
Net capital as of December 31, per unaudited report filed by respondent	$ 75,003
Adjustments	
Effect on net income for adjustments	
Rounding	0
Net capital at December 31, as adjusted	$ 75,003
AGGREGATE INDEBTEDNESS	
Total aggregate indebtedness as of December 31, per unaudited report filed by respondent	$ 8,051
Rounding	0
Total aggregate indebtedness as of December 31, as adjusted	$ 8,051

Duane Liebswager, CPA P.C.
Certified Public Accountant

15405 SW 116th Avenue, Suite 112
King City, OR 97224

Duane G. Liebswager

Report of Independent Registered Public Accounting Firm-Exemption Report Review

To the Board of Directors and Shareholders
of First Securities Northwest, Inc.

I have reviewed management's statements, included in the accompanying Exemption Report required by SEC Rule 17a-5, in which (1)First Securities Northwest, Inc. identified the following provisions of 17 C.F.R. #240.15c3-3 under the provision (k)(2)(ii) "Customer protection-Reserves and Custody of Securities" and (2) First Securities Northwest stated that it has met the identified exemption provisions throughout the most recent fiscal year without exception. First Securities Northwest, Inc's. management is responsible for compliance with the Exemption provisions and it's statements.

My review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about First Securities Northwest's compliance with the exemption provisions. A review is substantially less in scope than an examination. The Objective of which is the expression of an opinion on management's statements. Accordingly, I do not express such and opinion.

Based on my review, I am not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated in all material respects, based on the provisions set forth in Section (k)(2)(ii)"Customer Protection-Reserves and Custody of Securities of Rule 15c3-3 under the Securities and Exchange Act of 1934.

Oregon

Duane Liebswager CPA P.C.

Duane Liebswager, CPA., PC

February 19, 2018

Phone 503/624-0940 ~ FAX 503/684-8104 ~ Oregon Watts 1/800/338-7975

2017 Exemption Report

SEC Rule 15C3-3

First Securities Northwest(FSNW), during calendar year 2017 claimed an exemption to SEC Rule 15C3-3. FSNW met the following criteria, without exception, for the entire year 2017 under section (k)(2)(ii) of the rule:

FSNW is not a clearing firm. Carries no margin accounts, promptly transmits all customer funds, does not receive customer securities, does not otherwise hold funds or securities for, or owe money to customers and effectuates all financial transactions between the broker/dealer and its customers through Hilltop Securities Inc.

The internal control over compliance of the broker or dealer was effective during the most recent fiscal year.

The internal control over compliance of the broker or dealer was effective as of the end of the year.

The broker or dealer was in compliance with 17 C.F.R.240.15c3-1(the net capital rule) and 240.15c3-3(e) (the reserve requirements rule) as of the end of the most recent fiscal year; and

The information the broker or dealer used to state whether it was in compliance with the net capital rule and reserve requirements rule was derived from the books and records of the broker or dealer.

I certify that the above statement is true and accurate to the best of my knowledge.

President/Principal